SWINGPLANE VENTURES, INC. Alcantara 200, piso 6 Las Condes, Santiago, Chile, 7550159
July 18, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	John Reynolds
Assistant Director
cc:	Pamela Howell
Tiffany Piland

                Swingplane Ventures, Inc.
Amendment No. 1 to Form 8-K
Filed May 10, 2013
Amendment No. 2 to Form 8-K
Filed May 13, 2013
Form 10-Q for Quarterly Period Ended March 31, 2013
Filed May 20, 2013
File No. 000-54571

Dear Sirs and Madam:

In regard to your review of our filing we respond hereby provide responses and confirm that we have filed our Form 8-K/A – Amendment No. 3 on July 18, 2013:

Form 8-KFiled February 25, 2013

Amendment No. 1 to Form 8-K Filed May 10, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Comment:

1.
We note your statement on pages 3 and 40 that the shares of preferred stock have 100 votes for each share of common stock.  This statement appears to be inconsistent with your description of the preferred stock on page 87, which indicates that holders of preferred stock are entitled to 100 votes for each share of preferred stock held by them. Please revise your disclosure where appropriate to eliminate any inconsistencies in the description of the voting rights of the holders of preferred stock.

Response:

We have revised our disclosure on pages 3 and 40 to be consistent with the correct disclosure on page 87.

Description of Business, page 4

Comment:

2.           We note your response to comment 2 in our letter dated March 21, 2013, and we partiallyreissue the comment.  Please describe the nature of the 75% interest in the miningconcessions that is the subject of the option.

Response:

We have added additional disclosure to our description of business to describe the nature of the 75% interest in the mining concessions.

Comment:

3.
We note that Mid Americas is currently in default under the option agreement, as amended.  Please disclose in greater detail the potential impact upon the agreement and the company’s business as a result of the default.  In addition, please add a risk factor of this current and any past defaults.  Lastly, clearly disclose the current default each time you reference the option to purchase the 75% interest.

Response:

Mid Americas has lost its rights and interest under the option agreement.  We have therefore disclosed throughout the document that we have no further rights or interest in the agreement or the project.

Comment:

4.
The dollar amounts of the first cash consideration as set forth in the table on page four and again on page eight are not consistent with the amendments to the option agreement. In addition, the amounts in the table on page four are not consistent with the amounts on page seven.  Please reconcile.

Response:

We have provided clearer disclosure in the table on page four and page eight.   All of the amounts are consistent and the disclosure is the same throughout.

Comment:

5.         We reissue comment three in our letter dated March 21, 2013.  Please disclose all material terms of the option agreement.  Clarify all other payments such as property taxes that are the responsibility of the company and that will count toward the property expenditures.

Response:

We have disclosed all of the material terms of the option agreement and clarified all other payments that were the responsibility of the Company and that would count towards the property expenditures.

Comment:

6.
Clarify the statement on page 11 that the company “has no rights to any of the shipments made to ENAMI until it is on the property as required under the option agreement.” Clarify all of the steps the company is required to complete before it has any rights to the shipments.  Also clarify whether the portion of the mineral claim that the company would gain a 75% interest in is different from the portion of the property that the optionors are currently using for limited mining operations, as mentioned on page six.

Response:

We have revised and added disclosure to further clarify the rights of the Company to have received production under the option agreement and the steps that would be required to be completed.  We have also added detail as to the fact that all of the mineral claims that the Company would earn an interest to include those currently in production.  This disclosure can be found on pages 12 and 13.

Comment:

7.	We partially reissue comment 9 in our letter dated March 21, 2013. Please disclose the costs and effects of compliance with environmental laws as required by Item 101(h)(4)(xi) of Regulation S-K.

Response:

We have provided disclosure as to the costs and effects of compliance with environmental laws.  The disclosure is found at the bottom of page 11.

Comment:

8.
We partially reissue 10 in our letter dated March 21, 2013.  Please clarify what percentage of the concessions are impacted by the anomalies identified in the title, the specifics regarding the anomalies found, when the deficiencies began, the amount that would be required to fix such anomalies, the impact this has upon the option agreement and the impact this could have upon your proposed business. Provide clear disclosure of the anomalies in the title identified by the Chilean legal counsel each time you discuss the option agreement or the mining concessions.

Response:

We have provided disclosure as to the percentage of the concessions impacted by the anomalies and the specifics of the anomalies, when the deficiencies began if available, the amount that would be required to fix such anomalies and the impact on the Option agreement.  We have disclosed the anomalies when discussing the option agreement or the mining concessions.  We provide this discussion on page 14 and in the risk factor on page 32.

Terms of Option Agreement, page 8

Comment:

9.
We note your statement on page 9 that the “company currently has expressions of interest from potential funders and joint venture partners.”  Please describe in further detail these expressions of interest, including the current status of negotiations with such funders or joint venture partners.

Response:

The Company lost all rights and interest under the Option Agreement on June 15, 2013 and has provided such disclosure throughout the document.
Current Operations on the Property, page 9

Comment:

10.	We note your response to comment 13 in our letter dated March 21, 2013. Please disclose in your Form 8-K all of the information included in your response to comment

Response:

We have disclosed all of the information included in our response to comment 13. This Disclosure can be found on page 13.

Comment:

11.
Please discuss whether the required licenses and permits disclosed on page 11 are the same for the Robles and Angela concessions since the Robles concessions have been granted exploitation status and the Angela concessions have been granted exploration status.

Response:

We have clarified that the required licenses and permits are solely related to the Robles exploitation concessions. We have elsewhere disclosed the requirements for exploration concessions.

Employees, page 22

Comment:

12.
We reissue comment 14 in our letter dated March 21, 2013.  We note that you have disclosed the number of employees as of December 31, 2012.  Please disclose the number of employees as of the date of Form 8-K.

Response:

We have provided disclosure as to the number of employees the number of employees as of the date of  the original Form 8-K, December 31, 2012 and the date of this Amendment #3 which can be found on page 23.

Management’s  Discussion  and  Anal ysis  of  Financial Condition and Results of Operations, page 42

Comment:

13.	Please disclose the material terms of the $25,000 loan from an unrelated third party and file the agreement as an exhibit.

Response:

The Company has not yet finalized a written agreement with the lender.   We have disclosed the terms of the loan.   This disclosure can be found on page 43.

Comment:

14.
We note the statement on page 43 that the option agreement is in default but extended by the optionors subject to ongoing negotiations.  Please file the extension agreement as an exhibit and disclose the material terms of the extension.  Also, please reconcile this statement with the business section disclosure, which does not reflect any extension to the option agreement.

Response:

Subsequent to the filing of Amendment #2, the Company lost all rights, interest and title under the Option agreement.  We have provided this disclosure throughout the document. The extension agreement was filed as an exhibit to a Form 8-K filed on May 31, 2013 by the Company at the time the written extension was executed.

Proposed Exploration Programs, page 71

Comment:

15.
We reissue comment 11 in our letter dated March 21, 2013.  Please discuss the anticipated time frame to complete each phase if you had sufficient funds to undertake such exploration.  In doing so, please clarify that you currently do not have sufficient funds to undertake such exploration and discuss in greater detail the delays in timing if you are unable to obtain the necessary funds.   In addition, please reconcile the disclosure in this section regarding your plan of operations with the disclosure in the business section. It appears from the business section that once you raise sufficient funds to meet the terms of the option agreement you will commence mineral operations. However, in this section you discuss the steps needed to determine whether there are sufficient reserves to commence mineral operations.

Response:

It was the intent of the Company to undertake increased exploitation and concurrently undertake an exploration program as defined in our Form 8-K.  We have revised the disclosure to ensure that it is more clearly detailed throughout the document.

Security Ownership of Certain Beneficial Owners and Management, page 74

Comment:

16.         We partially reissue comment 33 in our letter dated March 21, 2013.  Please revise thebeneficial ownership table on page 74 to specify the percentage of the entire voting class held by each director and officer and by the directors and officers as a group.

Response:

We have revised the beneficial ownership table which can now be found on  page 71 to specify the percentage of the entire voting class held by each director and officer and by the directors and officers as a group.

Comment:

17.              Please disclose the control person(s) for each entity listed in the beneficial ownership table on page 75.

Response:

We have disclosed the control person(s) for each entity listed in the beneficial ownership table previously on page 75 which can be found on page 72. We have also revised that table as we realized that the information disclosed by way of percentages was difficult to understand.

Comment:

18.              We note the statement on page 75 that Mr. De la Torre is the control person for Toucan Tropical Consulting Ltd.  Please revise the beneficial ownership information for Mr. De la Torre to include the shares held by this and any other entity that he controls.  Similarlyrevise the beneficial ownership amount and percentages for officers and directors as a group. Please add risk factor disclosure regarding the control by Mr. De la Torre.

Response:

We have revised the beneficial ownership information for Mr. De la Torre to include the shares held by this and any other entity that he controls, including the  beneficial ownership amount and percentages for officers and directors as a group.  This revision can be found on page 71.  We have added risk factor disclosure regarding the control by Mr. De la Torre which can be found on page 41.

Comment:

19.
When providing the percentage of the entire voting class, please clarify, if true, by footnote or otherwise that the holders of common stock and the holders of preferred stock vote together as a single class, the holders of preferred stock are entitled to 100 votes per share of preferred stock held by them, and the holders of common stock are entitled to one vote per share of common stock held by them.

Response:

We have revised our disclosure to clarify by footnote that the holders of common stock and the holders of preferred stock vote together as a single class, the holders of preferred stock are entitled to 100 votes per share of preferred stock held by them, and the holders of common stock are entitled to one vote per share of common stock held by them.   This disclosure can be found on as a footnote under the table on page 72.

Comment:

20.	We note that the last column of the beneficial ownership table on page 75 is intended to reflect the percentage of voting control. Please tell us how you calculated this percentage.

Response:

We have reviewed the percentages and corrected the percentage calculations to reflect the voting control based on 100 votes for each 1 share of preferred stock and 1 vote for each share of common stock.   This revision can be found on page 72.

Comment:

21.
We note your response to comment 35 in our letter dated March 21, 2013, and we partially reissue the comment.  According to the disclosure on page 85, there are 18 record holders of common stock.  Given the current disclosure in the beneficial ownership table on page 74, it would appear that there are other individuals that are beneficial owners of more than 5% of the common stock that have not been included in the table. Please revise the beneficial ownership table on page 74 to include all beneficial owners of more than 5% of common stock.

Response:

We had neglected to include the preferred stock convertible into common in the calculations on the beneficial ownership.   We have revised the beneficial ownership table accordingly.  The table can be found on page 71.

Directors and Executive Officers, page 76

Comment:

22.
We note the removal of Mr. Voyer from the Form 8-K.  However, it appears that Mr.Voyer was an officer and director on the date the initial Form 8-K was filed, as he signed the Form 8-K. Therefore, please revise to continue to provide the information required throughout the Form 8-K regarding Mr. Voyer. Such information can be updated to reflect his resignation.

Response:

We have added the disclosure on Mr. Voyer back into the 8-K and updated such to reflect his resignation.

Executive Compensation, page 80

Comment:

23.
Please clarify whether Mr. De la Torre received any compensation from Mid Americas prior to the reverse merger.  In particular, we note the consulting fees paid to Toucan, an entity controlled by Mr. De la Torre.  Item 402 of Regulation S-K requires disclosure of all compensation, direct or indirect.  Please provide a detailed analysis as to why such information should not be included in the summary compensation table.  Also, please file the employment agreement as an exhibit.

Response:

Mr. De la Torre did not receive any direct compensation from Mid Americas prior to the reverse merger.   Toucan did receive compensation and we have noted that in the compensation section.  We have also added information in regard to compensation paid to Swingplane’s executive officers also for the fiscal years ended June 30, 2012 and 2011.    This information can be found on page 77.

Certain Relationships and Related Party Transactions, page 82

Comment:

24.	Please tell us how you calculated the percentage of the entire voting class beneficially owned by Toucan Tropical Consulting Ltd. and Mr. De la Torre.

Response:

We note that we had made an error in the percentage of voting class held by Mr. De la Torre as we had calculated the percentage based on the conversion of all of the preferred shares to common at 50 to 1 rather than applying the voting rights of 100 to 1.  We have amended the percentages of voting control that Mr. De la Torre holds throughout the document.   To verify our current calculations, Mr. De la Torre controls the voting of 10,000,000 shares of common stock held personally and 3,250,000 shares held in the name of Toucan Tropical Consulting Ltd.   The preferred shares of Toucan carry 100 votes for each share held or 325,000,000 votes giving Mr. De la Torre voting control over 335,000,000 shares after giving consideration to the shares of common and preferred stock.    The entire voting class including the 235,000,000 shares of common stock and the 5,000,000 shares of preferred stock which holds a total of 500,000,000 votes based on the right of 100 votes for each share of preferred stock allowing for 735,000,000 shares to vote on any matter.   We calculated his voting control by dividing his holdings of 335,000,000 votes by the collective voting rights of 735,000,000 shares giving Mr. De la Torre voting control of  percentage.

Comment:

25.
On page 82 and in a footnote to the tabular disclosure on page 91, you indicate that Toucan Tropical Consulting Ltd. received 10,000,000 shares of common stock at closing, which it directed to be issued to Gunter Stromberger.  Please clarify on pages 82 and 91 who is the beneficial owner of such shares.

Response:

We have clarified the disclosure to denote that Gunter Stromberger is the beneficial owner of the 10,000,000 shares.  The disclosure can now be found on pages.

Comment:

26.
On page 82, you indicate that Mr. Lindorfer is an officer and director of the company. This appears to be inconsistent with the tabular disclosure on page 76 which indicates that Mr. Lindorfer is only a director. Please revise your disclosure to eliminate any inconsistent statements in this respect.

Response:

We have revised our Page 82 disclosure to correctly denote that Mr. Lindorfer is solely a director by deleting the reference to officer.  This revision can be found on page 78 of the document.

Recent Sales of Unregistered Securities, page 86

Comment:

27.          We partially reissue comment 41 in our letter dated March 21, 2013.  As to any such securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold as required by Item 701(b) of Regulation S-K.  Please also indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available as required by Item 701(d) of Regulation S-K.

Response:

We have revised our disclosure to name the persons or identify the class of persons to whom the securities were sold as required by Item 701(b) of Regulation S-K.  We have also indicated the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and stated briefly the facts relied upon to make the exemption available as required by Item 701(d) of Regulation S-K.  This disclosure can be found on page81.

Item 3.03 Material Modification to Rights of Security Holders, page 91

Comment:

28.       We reissue comment 43 in our letter dated March 21, 2013.  Please disclose the general effect of the issuance of preferred stock upon the rights of holders of common stock as required by Item 3.03(b) of Form 8-K in this section.

Response:

We have added additional revision to our disclosure to disclose the general effect of the issuance of preferred stock upon the rights of holders of common stock.   This disclosure can be found commencing on page 85.

Item 5.01 Changes in Control of Registrant, page 91

Comment:

29.	Please tell us why the tabular disclosure on page 91 does not account for all 100,000,000 shares of common stock of the company issued in connection with the acquisition of Mid Americas.

Response:

We are unclear as to your determination, we have added the tabular disclosure on page 91 as it relates to the 100,000,000 shares of common stock and the number of shares issued in that tabular disclosure totals 100,000,000.   We did find however, that when we cut and pasted the detail into an excel spreadsheet to verify, the 10,000,000 shares with the footnote 10,000,000(1) did not add into the total.  Please recheck your calculation.

Exhibit 2.1

Comment:

30.
We note that you have not filed with Exhibit 2.1 the Disclosure Statements for the Target and the Purchaser.  Please file all material agreements.  To the extent you omit these schedules, please include in the exhibit a list briefly identifying the contents of all missing schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Response:

We have re-filed Exhibit 2.1 to include all of the Disclosure Statements for the Target and the Purchaser.

Exhibit 10.2

Comment:

31.              Please file Exhibit 10.2 in its entirety.  We note that it is currently missing Schedule B.

Response:

Exhibit 10.2 is filed in its entirety.    Schedule B was to be an Operators agreement which the parties to the Option Agreement determined not to provide or enter into at the time of execution of the agreement and determined rather to include certain terms directly into the agreement and to finalize the Operators agreement once funded.    The reference to Schedule B was inadvertently left in the document on signing.

Exhibit 99.1

Mid Americas Corporation

Financial Statements as of and for the Year Ended June 30, 2012

Report of Independent Registered Public Accounting Firm, page 2

Comment:

32.           Please obtain and file a revised audit report that clearly identifies all financial statements included in Exhibit 99.1 as being audited.  In this regard, the current audit report does not clearly identify the following financial statements as being audited:

•   The statements of operations, stockholders’ equity (deficit) and cash flows for the fiscal year ended June 30, 2012 and the period from inception (April 23, 2012) to June 30, 2012.

Also obtain and file a revised audit report that includes an explanatory paragraph that indicates the previously issued financial statements have been restated and references the estatement disclosures.

Response:

We have obtained from the Company’s independent public accounting firm a revised audit report that clearly identifies all financial statements included in Exhibit 99.1 as being audited.

Additionally the audit firm has added the following disclosure to address the restatement:

As discussed in Note 4, the Company changed the manner in which it accounts for  Mineral Property Option’s to account for these as exploration expenses as opposed to being capitalized  in order to more clearly reflect the accounting treatment described under the terms of the Option Agreement.

Statements of Cash Flows, page 5

Comment:

33.           We note your disclosure on page 10 that the company received subscription proceeds of $350,000 on April 23, 2012.  Please revise the subscriptions receivable line item in the financing activities section to properly reflect the $350,000 as proceeds from the sale of common stock.  Also make a similar revision to the subscriptions receivable line item in your December 31, 2012 statement of cash flows included in Exhibit 99.2.

Response:

We have amended statement of cash flows accordingly in both the June 30, 2012 and December 30, 2012 Statements of Cash Flows.

Notes to the Audited Financial Statements, page 7

Restatement

Comment:

34.           We note your disclosure on page 12 that you have restated your June 30, 2012 financial statements.  Please revise to clearly label the June 30, 2012 financial statements as restated, and expand your footnotes to include the disclosures required by ASC 250-10-50-7.

Response:

We have amended our financial statements to clearly note as restated and have included in the footnotes, Note 4 - Restatement, additional disclosures required by ASC 250-10-50-7.

Exhibit 99.2

Mid Americas Corporation

Financial Statements as of and for the Six Months Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 2

Comment:

35.           Please confirm our understanding that your independent auditor has audited all of the financial statements included in Exhibit 99.2 and, if so, obtain and file an audit report that learly identifies all financial statements included in Exhibit 99.2 as being audited.  In this regard, the current audit report does not clearly identify the following financial statements as being audited:

•      December 31, 2012 balance sheet; and

•      The statements of operations, stockholders’ equity (deficit) and cash flows for the six months period ended December 31, 2012 and the period from inception (April 23, 2012) to December 31, 2012.

Also obtain and file a revised audit report that includes an explanatory paragraph that indicates the previously issued financial statements have been restated and references the restatement disclosures.

Response:

We have obtained from the Company’s independent public accounting firm a revised audit report that clearly identifies all financial statements included in Exhibit 99.2 as being audited.  Additionally the audit firm has added the following disclosure to address the restatement:

As discussed in Note 4, the Company changed the manner in which it accounts for  Mineral Property Option’s to account for these as exploration expenses as opposed to being capitalized  in order to more clearly reflect the accounting treatment described under the terms of the Option Agreement.

Notes to the Audited Financial Statements, page 7

Restatement

Comment:

36.           We note your disclosure on page 11 that you have restated your December 31, 2012 financial statements.  Please revise to clearly label the December 31, 2012 financial statements as restated, and expand your footnotes to include the disclosures required byASC 250-10-50-7.

Response:

We have amended our financial statements to clearly note as restated and have included in the footnotes, Note 4 - Restatement, additional disclosures required by ASC 250-10-50-7.

Exhibit 99.3

Revised and Restated Pro Forma Financial Statements

Comment:

37.           We note that the Swingplane Ventures December 31, 2012 financial statements that areincluded in Exhibit 99.3 do not agree to the respective financial statements included in the Swingplane Ventures December 31, 2012 Form 10-Q.  We further note that the Swingplane Ventures statement of operations for the period ended June 30, 2012 that is included in Exhibit 99.3 does not agree to the respective financial statements included in the Swingplane Ventures June 30, 2012 Form 10-K.  Please revise as necessary or explain to us why you believe that a revision is not required.

Response:

The Company has filed an amendment to the Swingplane Ventures report on Form 10-Q/A for the period ended December 31, 2012 so that the amounts reflected in the Proforma disclosure is consistent with the report as recently filed.  Additionally the Company has provided supplemental disclosure in the Proforma as filed with this correspondence in order to clarify the discrepancies with respect to the June 30, 2012 financial statements on Form 10-K.

Form 10-Q For Quarterly Period Ended March 31, 2013

Note 1 –  Organization and Summary of Significant Accounting Policies, page F-6

Net Income Per Share of Common Stock, page F-8

Comment:

38.           In future filings, please confirm to us that you will disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.Refer to ASC 260-10-50-1(c).

Response:

We confirm that we will disclose, in future filings, the securities that could potentially dilute basic EPS in the future because to do so would have been antidilutive for the periods presented.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this information and the respective Form 8-K/A, Amendment No. 1 has addressed all of your comments as provided.   Please do not hesitate to contact the undersigned by email at carlosdelatorre@swingplaneventuresinc.com or corporate@swingplaneventuresinc.com.

Yours truly,

/s/ Carlos De la Torre
Carlos De la Torre
President